GLOBAL corporate compliance

December 8, 2005

05013365

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 1 6 2005
WASH, D.C.
185

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Material Change Report Dated November 25, 2005
2. Certificate re dissemination to shareholders
3. Form of proxy for the December 15, 2005 shareholders meeting
4. Information circular for the December 15, 2005 shareholders meeting
5. Notice of the December 15, 2005 shareholders meeting
6. Other - Request for financial statements form
7. Early warning report
8. Press release dated November 22, 2005
9. News release dated November 10, 2005
10. Certificate of the CEO
11. Certificate of the CFO
12. Managements Discussion and Analysis for the period ended August 31, 2005
13. Interim Financial Statements for the period ended August 31, 2005
14. Insider trading report for the period October – December 2005

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Associate

encl.

12/19

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

GLOBEL
DIRECT

Combining Talent, Technology and Experience to Deliver More

Management Discussion & Analysis – Form 51-102F1



For the First Quarter Ended August 31, 2005

These financial statements have not been reviewed by our auditors Grant Thornton LLP

quali **t** y
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exper **t** ise

Form 51 – 102F1

MANAGEMENT DISCUSSION & ANALYSIS

For the First Quarter Ended August 31, 2005

This Management Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended August 31, 2005. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended August 31, 2005 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2005 and 2004. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A has been prepared in the form prescribed by Form 51-102F1 and provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on October 31, 2005.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is progressing in its climb back to profitability. The past three years have included major restructuring efforts as the Company continued to re-evaluate it's business plan due to the long standing effects of 9/11 and the continued softening of the marketing services sector. Globel has made great strides through the recovery process, which is now nearing completion, and it is anticipating that the final set of restructuring efforts will be in place by the end of the second quarter. Globel remains challenged with high interest costs, and managing the business with minimal working capital. Management continues its quest to address these issues, in order to once again turn attention to growth and shareholder value.

GLOBEL
DIRECT

Summary of Quarterly Results

For the Quarters Ended:

	31-Aug-05	31-Aug-04	31-May-05	31-May-04**
Total Revenues	1,817,104	2,449,605	1,914,656	2,830,032
Income (Loss) from Operations	(307,181)	(22,633)	(784,985)	(191,559)
Basic Income (Loss) from Operations per share	(0.01)	(0.00)	(0.02)	(0.01)
Net Income (Loss)	(307,181)	60,042	(553,880)	(868,791)
Basic Earnings (Loss) per share	(0.01)	0.00	(0.02)	(0.03)

	28-Feb-05	28-Feb-04**	30-Nov-04	30-Nov-03**
Total Revenues	2,176,047	2,700,289	2,597,737	3,855,644
Income (Loss) from Operations	(465,342)	(417,980)	(133,868)	(354,622)
Basic Income (Loss) from Operations per share	(0.01)	(0.01)	(0.00)	(0.01)
Net Income (Loss)	(390,342)	3,423,151	(58,868)	(93,754)
Basic Earnings (Loss) per share	(0.01)	0.10	(0.00)	(0.00)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*
***Note prior year amounts include discontinued operations for JDMSL*

Results of First Quarter Ended August 31, 2005

Revenue for the first quarter of 2006 fiscal year ended August 31, 2005 was $1.8 million, declining from the prior years revenue of $2.4 million. This was a 30% decline over the prior year. Globel attributes this decline in revenues to the wind down of some longer-term clients during the second half of Fiscal 2005. Note that the first quarter is generally much slower than other quarters; it's almost the same as the fourth quarter of Fiscal 2005, which illustrates that revenues are in actuality on the rise.

Operating expenses during the first quarter decreased to $1.08 million from $1.26 million a year earlier, an improvement of 14% in total. Gross margin decreased to 40% for the quarter, a decline of 8% over the prior year's quarter, which included some project wind-down revenue with very little production expense attached. Administrative, selling and

marketing expenses decreased during the first quarter by $0.105 million to $0.865 million from $0.969 million in the prior year attributable to cost containment strategies implemented by Globel's management team.

Loss from operations was reported for the first quarter ended August 31, 2005 of $0.307 million, a decrease over the prior years quarter income of $0.023 million. The Company also realized non-operating gains during the first quarter of the prior year of $0.083 million through debt forgiveness agreements negotiated in Fiscal 2004. Bank charges and interest declined by $0.044 million for the quarter from debt restructuring activities late in the prior fiscal year. Amortization expenses have also been reduced to $0.075 million from $0.093 million in the prior year due to normal declining balance amortization.

Globel has realized a net loss for the quarter of $0.307 million compared with a net income a year earlier of $0.060 million yielding a basic loss per share of $0.01 compared with a basic earnings per share from the prior years quarter of $0.00.

Liquidity and Capital Resources

Working capital at the end of the first quarter was negative $3.20 million, compared with negative $4.74 million at the most recent fiscal year end of May 31, 2005. $1.365 million of the Company's operating loan was reclassified to long-term debt on July 1, 2005 as a result of a new agreement with the lender. The Company's working capital ratio at August 31, 2005 was 0.37 versus 0.27 from the most recent fiscal year end. Total current liabilities have decreased to $5.09 million from $6.47 at May 31, 2005.
The Company's convertible debenture remains outstanding in the amount of $2.712 million, bearing interest of 8% per annum and currently requires no monthly principal repayments, however only $0.018 million was accrued for the period. The Company is currently finalizing restructuring of this debenture, which will not require any cash outlays. It is anticipated that this debenture will be settled before the end of the Company's second quarter.

Effective July 1, 2005 the Company entered into a new agreement with its operating lender, Express Commercial Services (ECS), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this new facility, the Company can borrow a maximum of $3.0 million, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. Under the new terms, this credit facility has been revised to include a significant long-term portion, which shall include nominal monthly principal repayments, beginning at $3,000 per month for the first three months, $5,000 for the next six months, then increasing by $1,000 each month to a maximum monthly principal repayment of $11,000. The annual interest component has been revised to 19.25% per annum from 24.0%. Interest is calculated on the daily outstanding balance and is payable on the 10th day of each month, along with the monthly principal

repayments. Further borrowing will remain available provided that adequate accounts receivable balances are at a level to support such additional borrowings. As at August

31, 2005 the total amount of $1.431 million was outstanding of which $0.066 million was current, and $1.365 million was long-term. The balance outstanding at the end of May 31, 2005 was $1.440 million (all current).
Shareholders and affiliates advanced a further amount of $0.421 million to the Company's working capital in order to sustain operating activities while the final phase of the Company's restructuring efforts is completed. As at the end of the first quarter the amount due to shareholders and affiliates was $1.234 million, compared with a balance at the end of the latest year-end of $0.813 million.

During the first quarter ended August 31, 2005 Globel repaid $0.025 million of its long-term debt.

Total liabilities have increased to $8.08 million from $7.69 at the most recent year ended May 31, 2005, an increase of $0.394 million over the period.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2006 remainder	$ 376,807	$ 1,282,024*	$ 1,658,831
2007	495,209	92,657	587,866
2008	445,489	37,304	482,793
2009	216,526	12,730	229,256
2010 and thereafter	233,426	-	233,426
	$ 1,767,457	$ 1,424,715	$ 3,192,172

*The company is in negotiations regarding the terms of an installment sales agreement to purchase equipment for approximately $1.0 million from a major equipment supplier. The terms are expected to provide a cash down payment by the Company and subsequent monthly payments thereafter. The company is expected to account for this agreement, once formally agreed to by both parties, as a purchase of equipment with a corresponding long-term debt instrument. As part of this agreement, the Company would engage the supplier for a long-term monthly service agreement for the equipment.

Related Parties Transactions

During the first quarter, the Company paid rent and operating costs in the amount of $95,436 (2004 - $103,715) to a company with common officers, directors and shareholders, of which $20,247 (2004 - $39,142) is included in accounts receivable.

These transactions are measured at the exchange amount, which was the amount of consideration established and agreed upon by the related parties.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Balance, May 31, 2005	34,134,218	$5,732,115
Activity during the period	nil	nil
Balance, August 31, 2005	34,134,218	$5,732,115

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 34,134,218 (2004 – 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the first quarter of Fiscal 2006.
The Company had 400,000 common share purchase warrants outstanding at the latest fiscal year end of May 31, 2005. 250,000 of those warrants expired during the period leaving 150,000 common share purchase warrants outstanding, with an expiry date of January 24, 2006.

Changes in Accounting Policies

There have been no changes from policies in effect as @ May 31, 2005, the Company's latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Critical Accounting Estimates

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

In the course of the preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure

of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from those estimates.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis, particularly information relevant to the period in which annual filings are being prepared. Management believes that these disclosure controls and procedures have been effective during the first quarter ended August 31, 2005.

Proposed Transactions

Globel Direct is currently in the process of completing its final set of restructuring efforts. These efforts will include new cash into the Company by way of private placement, restructuring and possible equity conversion of the Company's existing convertible debenture and shareholder loans. The Company is also seeking a fix to the high interest costs it is currently paying on its operating line of credit. It is hoped that these transactions will be completed by the end of its second quarter, subject to applicable shareholder and regulatory approvals, if required.

Outlook

Fiscal year 2006 is on track year-to-date regarding continued improvements to its profit margins. The Company's management is excited about what the future holds, given that restructuring efforts are now close to being completed. Globel Direct has survived through the challenges of recent years past, and believes that it has become much stronger as a result. The future awaits and Globel's management and employees are eager and ready to begin its quest for profitable growth, to deliver value to its shareholders.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer

82-5084

GLOBEL
DIRECT

Combining Talent, Technology and Experience to Deliver More

Interim Financial Statements

For the First Quarter
Ended August 31, 2005

These financial statements have not been reviewed by our auditors Grant Thornton LLP



quali **t** y
r eputation
sec **u** rity
cu **s** tomer focus
exper **t** ise

GLOBEL

DIRECT

Interim Financial Statements

For the First Quarter Ended August 31, 2005

These financial statements have not been reviewed by our auditors Grant Thornton LLP

GLOBEL DIRECT

Q1 - 2006F
GLOBEL DIRECT, INC.
Consolidated Statement of (Loss) Earnings and Deficit
(unaudited)

	3 months ended August 31	
	2005	2004
REVENUES		
Revenue	$ **1,817,104**	$ 2,449,605
EXPENSES		
Production	**1,079,419**	1,261,105
Administration	**738,825**	775,899
Selling and marketing	**125,868**	193,344
Interest expense - current	**86,566**	93,473
- long-term	**18,550**	55,513
Amortization	**75,057**	92,904
	2,124,285	2,472,238
Loss from operations	**(307,181)**	(22,633)
Forgiveness of debt	**-**	(82,675)
Earnings (loss) before taxes	**(307,181)**	60,042
Income taxes	**-**	-
Net earnings (loss)	$ **(307,181)**	$ 60,042
(Deficit) retained earnings, beginning of year	$ **(10,581,363)**	$ (9,638,315)
Net earnings (loss)	**(307,181)**	60,042
	-	-
Deficit, end of year	$ **(10,888,544)**	$ (9,578,273)
Earnings per share (note 3 c)	$ **(0.01)**	$ 0.00

GLOBEL DIRECT

GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended August 31 2005	May 31 2005
ASSETS		
Current Assets		
Cash	**$ 7,251**	$ 18,723
Accounts Receivable	**1,339,486**	1,240,526
Inventory	**255,676**	162,861
Deposits and prepaid expenses	**287,529**	306,144
Total Current Assets	**1,889,942**	1,728,254
Capital assets	**1,022,436**	1,097,493
Long-term receivable	**50,000**	50,000
Investments at cost	**24,282**	24,282
Total Assets	**$ 2,986,660**	$ 2,900,029
LIABILITIES		
Current Liabilities		
Operating loan - current portion (note 4)	**$ 66,000**	$ 1,440,145
Payables and accruals	**1,702,380**	1,523,305
Postage advances	**304,073**	475,790
Due to shareholder	**45,000**	45,000
Income taxes payable	**181,000**	181,000
Current portion of long-term debt (note 5)	**80,810**	91,040
Convertible debenture - current portion (note 7)	**2,712,255**	2,712,255
Total Current Liabilities	**5,091,518**	6,468,535
Due to affiliate (note 6)	**1,188,828**	767,828
Long-term debt (note 5)	**435,000**	450,000
Operating loan - long-term portion (note 4)	**1,364,829**	-
Total Liabilities	**$ 8,080,175**	$ 7,686,363
SHAREHOLDERS' EQUITY		
Share capital (note 3)	**$ 5,732,115**	$ 5,732,115
Contributed surplus	**62,914**	62,914
Retained earnings	**(10,888,544)**	(10,581,363)
Total Shareholders' Equity	**$ (5,093,515)**	$ (4,786,334)
Total Liabilities & Equity	**$ 2,986,660**	$ 2,900,029

(Signed) "R. David Webster" Director **(Signed) "Daryl H. Gilbert"** Director

GLOBEL DIRECT

GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended August 31	
	2005	2004
Increase (decrease) in cash and cash equivalents		
OPERATING		
Net (loss) earnings	$ (307,181)	$ 60,042
Items not affecting cash:		
Amortization	75,057	92,904
Forgiveness of debt	-	(82,675)
Funds provided by (used in) operating activities	(232,124)	70,271
Changes in non-cash working capital:		
Accounts receivable	(98,960)	41,092
Prepaids and inventory	(74,200)	13,807
Accounts payable and accrued liabilities	179,075	(366,047)
Postage advances	(171,717)	69,690
Changes in operating assets and liabilities	(165,802)	(241,458)
Cash provided by (used in) operating activities	(397,926)	(171,187)
FINANCING		
Proceeds from operating line of credit, net	(9,316)	213,040
Repayment of convertible debenture	-	-
Repayment of long-term debt	(25,230)	(10,030)
Proceeds from shareholder and affiliates	421,000	-
Cash provided by financing activities	386,454	203,010
INVESTING		
Proceeds on sale of capital assets, net of transaction costs		
Purchase of capital assets	-	(10,199)
Cash used in investing activities	-	(10,199)
Net decrease in cash and cash equivalents	(11,472)	21,624
Cash and cash equivalents,		
Beginning of period	18,723	115,445
End of period	$ 7,251	$ 137,069

Notes to Consolidated Financial Statements
For period of three months ended August 31, 2005 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.
Please note that these interim financial statements have not been reviewed by the Corporation's Auditors, and as such are unaudited.

2. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2005, the Corporations latest annual report.

3. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
      Unlimited number of Series A non-cumulative non-voting second preferred shares

   b. Issued:

	Number of Shares	Amount
Balance , May 31, 2005	34,134,218	$5,732,115
Share issue costs		-
Balance, August 31, 2005	34,134,218	$5,732,115

   c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2004 – 34,134,218). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Operating loan

Effective July 1, 2005 the Company entered into a new agreement with its operating lender, Express Commercial Services (ECS), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this new facility, the Company can borrow up to a maximum of $3.0 million, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. Under the new terms, this credit facility has been revised to include a significant long-term portion, which shall include nominal monthly principal repayments, beginning at $3,000 per month for the first three months, $5,000 per month for the next six months, then increasing by $1,000 each month to a maximum monthly principal repayment of $11,000. The interest is calculated on the daily outstanding balance and is payable on the 10th day of each month, along with the monthly principal repayments. Further borrowing will remain available, provided that adequate accounts receivable balances are at a level to support such additional borrowings. As at August 31, 2005 the total amount owing of $1.431 million was outstanding, of which $0.066 million was current, and $1.365 million was long-term. The balance outstanding at the end of May 31, 2005 was $1.440 million (all current).

5. Long Term Debt	Aug 31/05	May 31/05
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$510	$2,040
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$110,000	$125,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning Jan 2007 and maturing in Dec 2009, and is secured by the equipment	$385,000	$385,000
Financing agreement for equipment beginning April 15, 2005, payable in monthly installments Of $2,900 per month for 12months, which includes A one-time interest fee of $1,500.	$20,300	$29,000

	$515,810	$541,040
Less: portion due within one year	(80,810)	(91,040)
	$435,000	$450,000

Future principal repayments are due as follows:

2006	$ 65,810
2007	115,000
2008	137,000
2009	132,000
2010	66,000

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

6. Due to Affiliates	Aug 31/05	May 31/05
Term loan, by a company controlled by a director, funded in February 2002 bearing an interest rate of 8% per Annum, accrued semi-annually. Accrued interest to Date of $36,500 included in payables and accruals as At May 31, 2005, secured by a general security agreement. This loan is not required to be repaid prior to February 2007.	$75,000	$75,000
Working capital loan, provided by a company controlled by a director, funded in 2004, bears no interest and is not required to be repaid prior to February 2007.	247,828	247,828
Working capital loan, provided by a director, initially funded in 2004, bears no interest and is not required to be repaid prior to February 2007.	866,000	445,000

7. Convertible Debenture

The Corporation reached a restructuring agreement with the holder of its $3,000,000 convertible debenture during January, 2004. The term of the remaining balance of the debenture was extended to September, 2005, with $20,000 monthly principal repayments in each of April/04 – May/04 and Sept/04 – Oct/04 and $30,000 monthly payments thereafter, however due to recent restructuring discussions with the

debenture holder, no $30,000 monthly principal repayments have been made. The Corporation has met its monthly interest payments as required. All other terms and conditions of the debenture remain unchanged. As at August 31, 2005 the remaining balance of the debenture was $2,712,255. As the debenture is due within the next 12 months it has been entirely reclassified to current liabilities. The company is currently in discussions with the debenture holder to finalize a long-term solution for this liability.

8. Related Party transactions

During the first three months, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $95,436 to a company with common officers, directors and shareholders, of which $20,247 is included in accounts receivable.
b) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

FORM 52-109F1

CERTIFICATION OF INTERIM FILINGS

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the first quarter ended August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: October 31, 2005

(signed) "Leslie R. Byle"
Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

82-5089

FORM 52-109F1

CERTIFICATION OF INTERIM FILINGS

I, J.R. Richardson, Chief Executive Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the first quarter ended August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: October 31, 2005

(signed) "J.R. Richardson"
J.R. Richardson
Chief Executive Officer
Globel Direct, inc.

82-5084

GLOBEL
D I R E C T

For Immediate Release
November 10, 2005

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct, inc. Announces Significant Financing

Calgary, AB - November 10, 2005– Globel Direct, *inc.* ("Globel" or "the Company") (GBD:TSX-V): Globel is pleased to announce that it has completed a financial restructuring plan which includes a private placement of convertible secured debentures of up to $1.8 million and the conversion of over $3.9 million of debt into common and preferred shares of the Company.

This is a significant step forward for Globel, our shareholders and our customers," said J.R. Richardson, President and CEO of Globel. "As an active service company in a very busy sector, we have time and time again demonstrated our unique ability to successfully compete with the large, incumbent providers in the business transaction market. This financing provides Globel with a much improved balance sheet and a solid foundation for future growth and success".

<u>The Private Placement</u>
The Company has issued a convertible secured debenture of $1,500,000 to Quorum Secured Equity Trust, managed by the Quorum Group of Companies, an arm's length third party, convertible in whole or in part into 25 million common shares of Globel at a base price of $0.06 per common share and, on a best efforts basis, may issue additional convertible secured debentures of up to $300,000 on the same terms and conditions as the debenture issued to Quorum Secured Equity Trust.

The Quorum Debenture matures on December 15, 2009, and the outstanding balance bears interest at the rate 8.5% per annum, payable quarterly. On closing, the Company prepaid the interest accruing during the first 8 months of the term.

Net proceeds of the Private Placement will be used to expand Globel's product offerings in Canada through internal development and through strategic relationships, and for general working capital purposes.

The Debenture is convertible in whole or in part during the term into common shares at the price of $.06 per common share for the first two years, such conversion price increasing by 10% per year thereafter until maturity, for a maximum of 25 million common shares. The Debentures distributed in the private placement, and the common shares issuable on conversion of the Debentures, will be subject to a 4 month hold period under applicable securities laws.

In connection with the issuance of the Debenture to Quorum Secured Equity Trust, Michael Goffin, SVP of Investments of the Quorum Group, has been invited to join the Board of Directors of Globel. Mr. Richardson stated: "Quorum's involvement will allow us to rapidly implement our strategic growth plans. We are pleased to be involved with Quorum and to have Michael join our Board of Directors. They are a substantial investor in companies of our size, and have done their homework on our sector and we look forward to working with them to the benefit of all shareholders to restore the Company back to its prosperity path."

Conversion of Debt for Common Shares

Certain existing debt of Globel has been converted into common shares and preferred shares of Globel. In particular:

(a) principal indebtedness of $2,700,000 under an existing convertible debenture previously issued by Globel to Roynat Capital Inc. has been satisfied by the issuance of: (i) 8,750,000 common shares at a price of $0.08 per common share; (ii) 5,555,555 common shares at a price of $0.09 per common share; and iii) 1.5 million of preferred shares retractable at certain enterprise values; and

(b) shareholder loans of $1,233,828 have been converted to 13,709,200 common shares at the rate of $0.09 per common.

All shares acquired as a result of the conversion of debt are subject to a 12 month escrow period.

"I am pleased to see so many of our stakeholders join together to invest, and re-invest, in the company's future", says Richardson. "It is without question an important milestone in ensuring Globel's future success and the re-structured balance sheet provides a sound base for future growth. The demand for our goods and services is rapidly increasing in the Canadian business market, and we believe Globel is firmly positioned to capitalize on its competitive strengths."

These transactions are subject to receipt of final listing acceptance from the TSX-V.

About Globel Direct:

Globel Direct inc. is a leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a multi-site delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com.

About Quorum

THE QUORUM GROUP OF COMPANIES - The Quorum Group of Companies was founded in 1987 under the leadership of Wanda Dorosz, the current CEO and Managing Partner. It operates from its headquarters in Toronto with subsidiary offices in Bermuda and London, UK. Since 1987, Quorum has successfully invested over $350 million on behalf of institutions and high net worth individuals in

growth capital. It recently closed the Quorum Secured Equity Trust in December 2004, Canada's first dedicated pool for undervalued publicly-traded Canadian companies.

This document contains forward-looking statements. Some forward looking statements may be identified by works like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

ROYNAT CAPITAL INC.

NEWS RELEASE

DATED: November 22, 2005

FOR IMMEDIATE RELEASE
Calgary, Alberta

ACQUISITION OF SHARES OF GLOBEL DIRECT, INC.

Roynat Capital Inc. ("Roynat"), a wholly-owned subsidiary of Roynat Inc., a wholly-owned subsidiary of The Bank of Nova Scotia, announced that, pursuant to a Subscription/Debt Conversion Agreement (the "Agreement") with Globel Direct, Inc. ("Globel"), Roynat acquired ownership on November 22, 2005 of 14,305,555 common shares (the "Common Shares") of Globel, which represents approximately 23.02% of the issued and outstanding Common Shares of Globel, 750,000 retractable second preferred shares series "B" of Globel ("Series B Preferred Shares"), which represents 100% of the issued and outstanding Series B Preferred Shares of Globel, and 750,000 retractable second preferred shares series "C" of Globel ("Series C Preferred Shares"), which represents 100% of the issued and outstanding Series C Preferred Shares of Globel. The Series B Shares and the Series C Shares are collectively referred to herein as the "Preferred Shares".

Immediately upon completion of the transactions provided for in the Agreement, Roynat owned 14,305,555 Common Shares, representing approximately 23.02% of the issued and outstanding Common Shares of Globel, 750,000 Series B Preferred Shares, representing 100% of the issued and outstanding Series B Preferred Shares of Globel and 750,000 Series C Preferred Shares, representing 100% of the issued and outstanding Series C Preferred Shares of Globel.

Roynat entered into the Agreement and acquired ownership of 14,305,555 Common Shares, 750,000 Series B Preferred Shares and 750,000 Series C Preferred Shares of Globel in full satisfaction of outstanding debt in the amount of $2,700,000 owed by Globel to Roynat under a convertible debenture issued by Globel to Roynat on July 31, 2000, as amended, in the principal amount of $3,000,000 (the "Convertible Debenture").

As at the date of the Agreement, $2,712,255 was owing under the Convertible Debenture of which $12,255 was forgiven and $2,700,000 was converted into Common Shares and Preferred Shares of Globel pursuant to the Agreement on the following basis:

(i) $700,000 was converted into 8,750,000 Common Shares at $0.08 per Common Share;

(ii) $500,000 was converted into 5,555,556 Common Shares at $0.09 per Common Share;

(iii) $750,000 was converted into 750,000 Series B Preferred Shares at $1.00 per Series B Preferred Share; and

(iv) $750,000 was converted into 750,000 Series C Preferred Shares at $1.00 per Series C Preferred Share.

The Common Shares acquired by Roynat pursuant to this transaction are subject to an escrow agreement for up to 12 months.

Although Roynat has no present intention to purchase additional securities of Globel, it reserves the right to do so.

The information herein has not been approved or disapproved by regulatory authorities.

For further information contact:

Gerard Holmes
Vice-President, Business Development & Communications
Roynat Capital Inc.
tel: 416-933-2162

EARLY WARNING REPORT UNDER

Section 141 of the *Securities Act* (Alberta)
Section 111 of the *Securities Act* (British Columbia)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

1. *Name and Address of Offeror:*

   Roynat Capital Inc. ("RoyNat")
   Suite 3900 Scotia Centre
   700-2nd Street S.W.
   Calgary Alberta
   T2P 2W2

   Roynat is a wholly-owned subsidiary of Roynat Inc., which is a wholly-owned subsidiary of The Bank of Nova Scotia.

2. ***Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in those circumstances:***

   Pursuant to a debt conversion agreement between Roynat and Globel Direct, Inc. ("Globel") (the "Agreement"), Roynat acquired ownership on November 22, 2005 of 14,305,555 common shares (the "Common Shares") in the capital of Globel, which represents approximately 23.02% of the issued and outstanding Common Shares of Globel, 750,000 retractable second preferred shares series "B" ("Series B Preferred Shares"), which represents 100% of the issued and outstanding Series B Preferred Shares of Globel, and 750,000 retractable second preferred shares series "C" ("Series C Preferred Shares"), which represents 100% of the issued and outstanding Series C Preferred Shares of Globel. The Series B Shares and the Series C Shares are collectively referred to as the "Preferred Shares".

3. ***Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:***

   Immediately upon completion of the transactions provided for in the Agreement, Roynat owned 14,305,555 Common Shares, representing approximately 23.02% of the issued and outstanding Common Shares of Globel, 750,000 Series B Preferred Shares, representing 100% of the issued and outstanding Series B Preferred Shares of Globel, and

750,000 Series C Preferred Shares, representing 100% of the issued and outstanding Series C Preferred Shares of Globel.

4. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:***

(a) ***the Offeror, either alone or together with any joint actors, has ownership and control;***

All the securities referred to in paragraph 3.

(b) ***the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and***

Not applicable.

(c) ***the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:***

Not applicable.

5. ***The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:***

The Common Shares and Preferred Shares were issued from the treasury of Globel in a private transaction in accordance with the terms of the Agreement.

6. ***Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

Roynat entered into the Agreement and acquired ownership of 14,305,555 Common Shares, 750,000 Series B Preferred Shares and 750,000 Series C Preferred Shares of Globel as consideration for outstanding debt in the amount of $2,712,255 owed by Globel to Roynat under a convertible debenture issued by Globel to Roynat on July 31, 2000, as amended, in the principal amount of $3,000,000 (the "Convertible Debenture").

Although Roynat has no present intention to purchase additional securities of Globel, it reserves the right to do so.

7. ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

Pursuant to the terms of the Agreement, Globel issued 14,305,555 Common Shares, 750,000 Series B Preferred Shares and 750,000 Series C Preferred Shares to Roynat in full satisfaction of amounts owing by Globel to RoyNat under the a convertible debenture issued by Globel to Roynat on July 31, 2000, as amended, in the principal amount of $3,000,000 (the "Convertible Debenture").

As at the date of the Agreement, $2,712,255 was owing under the Convertible Debenture of which $12,255 was forgiven and $2,700,000 was converted into Common Shares and Preferred Shares of Globel pursuant to the Agreement on the following basis:

(i) $700,000 was converted into 8,750,000 Common Shares at $0.08 per Common Share;

(ii) $500,000 was converted into 5,555,556 Common Shares at $0.09 per Common Share;

(iii) $750,000 was converted into 750,000 Series B Preferred Shares at $1.00 per Series B Preferred Share; and

(iv) $750,000 was converted into 750,000 Series C Preferred Shares at $1.00 per Series C Preferred Share.

The Common Shares issued to Roynat are subject to an escrow agreement for up to 12 months.

Roynat acquired the Common Shares and Preferred Shares on November 22, 2005 upon release from a closing escrow which commenced on November 10, 2005.

8. ***Names of any joint actors in connection with the disclosure required herein:***

Not applicable.

9. ***In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:***

Pursuant to the Agreement, 14,305,555 Common Shares, 750,000 Series B Preferred Shares and 750,000 Series C Preferred Shares of Globel were issued from treasury in full satisfaction of outstanding debt, in the aggregate amount of $2,700,000, owed by Globel to Roynat under the Convertible Debenture.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:***

Not applicable.

The filing of this report is not an admission that an entity named in this report owns or controls any described securities or is a joint actor with another named entity.

DATED as of this 22nd day of November, 2005.

ROYNAT CAPITAL INC.

"Randy Chappell"

"Brian Taylor"

82-5089

GLOBEL DIRECT, INC.

Request for Financial Statements

National Instruments 51-102 and 54-102 provide shareholders with the opportunity to elect annually to have their name added to the supplemental mailing list kept by us (or on our behalf) in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of Globel Direct, Inc. (the "Corporation"). These documents will be accessible under the Corporation's profile at www.sedar.com or at the Corporation's website www.globel.com. If you wish to receive any such mailings, please check the applicable box below:

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

GLOBEL DIRECT, INC.
1324 – 36th Avenue N.E.
Calgary, Alberta
T2E 8S1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ____________________ common shares of the Corporation.

I confirm that I am the **REGISTERED** owner of ____________________ common shares of the Corporation.

SIGNATURE
OF SHAREHOLDER: ______________________________ DATE: ________________

R:\58000 - 58999\58411\Supplemental Mail Return Form.doc

GLOBEL DIRECT, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of the shareholders of Globel Direct, Inc. (the "Corporation") will be held at the Sheraton Cavalier Hotel located at 2620, 32nd Avenue NE Calgary, Alberta, on December 15, 2005 at 2:00 p.m. (Calgary time) for the purposes of:

(a) receiving and considering the audited financial statements of the Corporation for the year ended May 31, 2005, and the report of its auditors;

(b) electing the directors for the ensuing year;

(c) appointing auditors for the ensuing year and authorizing the directors to fix the auditor's remuneration;

(d) approving the Corporation's Stock Option Plan, as more particularly described in the accompanying Information Circular;

(e) transacting such other business as may properly come before the said meeting or any adjournment thereof.

DATED: November 18, 2005.

By Order of the Board of Directors

(Signed) *"James R. Richardson"*
James R. Richardson
President and Chief Executive Officer

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, by 4:00 p.m. (Calgary time) on the business day preceding the day of the meeting or any adjournment thereof.

R:\58000 - 58999\58411\NOTICE.doc

82-5084

GLOBEL DIRECT, INC.

INFORMATION CIRCULAR
(as at November 21, 2005)

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 15, 2005

PROXY SOLICITATION

PURPOSE OF SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by the management of Globel Direct, Inc. (the Corporation) for use at the annual and special meeting of common shareholders of the Corporation, to be held at the Sheraton Cavalier, located at 32nd Avenue N.E. and Barlow Trail, Calgary, Alberta on December 15, 2005 at 2:00 p.m. (Calgary time) or at any adjournment for the purposes set out in the accompanying notice of meeting (the "Meeting").

The cost of such solicitation will be borne by the Corporation and will be made primarily by mail. Directors and officers of the Corporation may without special compensation solicit proxies by telephone, facsimile or in person.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by inserting the name of the appointed representative in the blank space provided in the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment unless it is completed by the shareholder or by his attorney authorized in writing and received by CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2A1, by 4:00 p.m. (Calgary time) on the business day preceding the meeting or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with CIBC Mellon Trust Company at any time up to and including the last business day preceding the date of the meeting or any adjournment at which the proxy is to be used, or by depositing the revocation of proxy with the chairman of such meeting on the day of the meeting, or any adjournment of the meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them.

In the event of a direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of:

1. **The election of the persons proposed to be nominated by management as directors; and**

2. **The appointment of Grant Thornton, Chartered Accountants, as auditors of the Corporation.**

Furthermore, in the absence of any direction to vote for or against, the shares will be voted by management appointees in favour of the approval of the Corporation's Stock Option Plan all as more specifically described in this Information Circular.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "NOTICE") AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of the Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

The information in this section is of significant importance to public shareholders of the Corporation since most public shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If shares are listed in the account statement provided to the shareholder by a broker, then in almost all cases those shares will not be registered

in the shareholder's name. Such shares are more likely held under the name of the broker or a broker's agent clearinghouse. Applicable corporate law provides that Beneficial Shareholders may request that the Beneficial Shareholder or the Beneficial Shareholder's nominee be appointed as the proxy holder for such shares. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against motions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting shares for their clients.

The Corporation does not know whom the shares registered to CDS & Co. are held for. Therefore, Beneficial Shareholders cannot be recognized by the Corporation at the Meeting. In order to ensure that their shares are voted at the Meeting, Beneficial Shareholders should carefully follow the return instructions. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered shareholders, however, its purpose is limited to instructing the brokers/registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Automatic Data Process Inc. ("ADP"). ADP typically applies a special sticker to the proxy forms produced by the Corporation, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return these proxy forms to ADP. ADP then tabulates the results of all instructions received and then votes the shares to be voted at the Meeting according to the instructions received. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Only the Common Shares of the Corporation are entitled to vote at the Meeting. As of the date of this Information Circular, 62,148,973 Common Shares without nominal or par value are issued and outstanding. Each Common Share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed November 7, 2005, as the record date for determination of the persons entitled to receive notice of the Meeting. A shareholder of record as of the record date is entitled to vote his Common Shares except to the extent that he has transferred the ownership of any of his shares after the record date, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that his name be included in the shareholder list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

INFORMATION CONCERNING THE CORPORATION

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of management of the Corporation, as of the date of this Information Circular, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting shares of the Corporation carrying more than ten percent (10%) of the voting rights attached to all shares of the Corporation except Daryl H. Gilbert who beneficially owns or has control over 14,274,693 shares which represents 22.97% of the outstanding shares of the Corporation and Roynat Capital Inc which owns 14,305,555 shares which represents 23.02% of the outstanding shares of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this section, "Named Executive Officer" means the Chief Executive Officer and the Chief Financial Officer of the Corporation and each of the Corporation's three (3) most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus, in the aggregate, exceeds $150,000.

For the year ended May 31, 2005, the Corporation had two (2) Named Executive Officers. The following table sets forth information concerning the total compensation paid by the Corporation to its Named Executive Officers for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003.

Summary Compensation Table

Name and Principal Position	Year Ending	Annual Compensation			Long Term Compensation			All Other Compensation ($)[2]
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SAR's Granted (#)	Restrict Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
James R. Richardson President and Chief Executive Officer	May 2005 May 2004 May 2003	Nil Nil Nil	Nil Nil Nil	138,867[1] 137,200[1] 125,566[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leslie R. Byle Chief Financial Officer	May 2005 May 2004 May 2003	96,046 93,480 82,800	Nil Nil 10,000	7,200 7,200 7,200	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes: (1) Management services agreement with Crystal Capital Inc.

(2) The aggregate amount of all perquisites and other personal benefits as defined by applicable securities regulations was not greater than the lesser of $50,000 and 10 percent of the total annual salary and bonus of such Named Executive Officer for the financial year.

Long Term Incentive Plans (LTIP) Awards

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Stock Options/Stock Appreciation Rights ("SAR") Granted During the Most Recently Completed Financial Year

No stock options were granted to the Named Executive Officers during the fiscal year ended May 31, 2005.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Year End Option/SAR Values

There were no options or SAR's exercised during the fiscal year ended May 31, 2005. The following table sets out the value of options/SAR's held by the Named Executive Officers of the Corporation.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [(1)] ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in the Money Options at Fiscal Year-End[(1)] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Richardson President, CEO and Director	Nil	Nil	Nil	Nil	Nil	n/a
Leslie R. Byle Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	n/a

Note:

(1) Value in the third and fifth column is calculated based upon the difference between the exercise price of the options/SAR's and the market price as at exercise or May 31, 2005, respectively.

Option Repricings

The following table sets forth information regarding downward repricing of options held by any Named Executive Officers of the Corporation during the shorter of the 10 year period ending on the date of this Information Circular and the period during which the Corporation has been a reporting issuer.

Name	Date of Repricing	Securities Under Options/SAR's Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
James R. Richardson President and Chief Executive Officer and Director	December 12, 2000	86,000	$0.92	$3.00	$1.70	4.2 years
Leslie R. Byle Chief Financial Officer	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed herein, the Corporation does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Composition of the Compensation Committee

The Compensation Committee is comprised of all of the current directors of the Corporation of whom are promoters of the Corporation, and some of whom are executive officers of the Corporation, described as all duties generally required to be performed by the Vice President. See Election of Directors and Interest of Insiders in Material Transactions.

Report on Executive Compensation

The Compensation Committee recommended, and the Board of Directors approved, that effective for the fiscal year ended May 31, 2005 directors and officers of the Corporation will be compensated for any professional services rendered to the Corporation from time to time. Such service, if required, may include: management, consulting, legal, marketing, investor relations and corporate finance. Insiders of the Corporation will be compensated for providing such services as if they provided such services on an arm's length basis. All officers and directors are also remunerated by participation in Common Share issues and stock options, in order to tie a portion of the compensation to corporate performance and the achievement of growth in shareholder value.

Compensation to Directors

The Corporation does not have any arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Corporation has a formalized stock option plan for the granting of incentive stock options to the directors, officers, key employees and consultants. The purpose of granting options pursuant to the stock option plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors, officers, key employees and consultants of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

There were no stock options outstanding to those directors of the Corporation who are not executive officers at the most recently completed financial year.

COMPOSITION OF AUDIT COMMITTEE

The charter of the Audit Committee of Globel Direct, inc is attached as **Schedule B**.

Daryl H. Gilbert, Director and member of Audit Committee since 1998. Mr. Gilbert, a non-independent Director, is financially literate. Mr. Gilbert holds a Bachelor of Science in Engineering and has been responsible for financial reporting of various companies for 25 years. Mr. Gilbert sits on 4 other public company boards. Mr. Gilbert is a member of the audit committees of Kereco Energy Limited, Chamaelo Exploration Ltd, and Chairman of the audit committee of Acclaim Energy Trust.

R. David Webster, Director and Chairman of the Audit Committee since 1998. Mr. Webster is independent, and financially literate. Mr. Webster holds a Bachelor of Applied Science (Mechanical Engineering) and is registered as a Professional Engineer in the Yukon and in the provinces of Alberta, British Columbia and Saskatchewan. After graduation, Mr. Webster was employed by an upstream oil and gas company where he supervised an exploitation group that was responsible for developing the economics related to developing drilling prospects. In 1974, Mr. Webster joined a private company where he ultimately became the senior shareholder, Vice-President – Engineering and manager of one of the operating offices. In this capacity, budgeting and analysis of financial statements was a continuing portion of the work. This private company ultimately became a wholly owned Canadian subsidiary of a publicly traded company on the NYSE. Mr. Webster's work scope increased to include the financial oversight and budgeting for 2 US offices and 1 Canadian office. Mr. Webster currently manages a division at a private engineering company where budgets and cost controls are a portion of his job description.

Michael E. Goffin, Director and member of the Audit Committee since November, 2005, is independent and financially literate. Mr. Goffin holds a Bachelor of Arts degree in Economics and Environmental Management and is a Certified General Accountant. Mr. Goffin is a Senior Vice President, Investments for Quorum Funding Corporation, since 1997. Mr. Goffin has eight years of investment, accounting and financial experience within Quorum and prior to 1997 with the service industry and the manufacturing sector. His primary focus is on the management of investments, financial structuring, strategic modeling and due diligence.

External Auditor Service Fees

Type of Service	2005 Fiscal	2004 Fiscal
Audit fees	$64,073	$42,500
Tax fees	$11,100	$3,000
Total	$75,173	$45,500

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors, director nominees, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had, or will have, no direct or indirect interest in any material transaction involving the Corporation since the commencement of the Corporation's last financial year or in any proposed material transaction.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

A copy of the audited financial statements of the Corporation and the auditors' report for the year ended May 31, 2005, is included with this Information Circular.

ELECTION OF DIRECTORS

At the meeting it is proposed that four (4) directors be elected to serve until the next annual general meeting or until their successors are elected or appointed in accordance with the Business Corporations Act (Alberta) and the By-laws of the Corporation. There are presently four (4) directors of the Corporation.

The following table indicates the names of the four (4) nominees for directors, the date each such person first became a director (if applicable), the principal occupation of each such person and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person as of November 21, 2005. The information contained in this table as to the number of shares of the Corporation beneficially owned or controlled, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

Name, Municipality of Residence, and Date First Appointed a Director	Principal Occupation During the Past 5 Years	Common Shares Beneficially Held (2)
James R. Richardson Calgary, AB February, 1998	President and Chief Executive Officer of the Corporation since February, 1998. President of Crystal Capital Inc., a private consulting company, since 1992. Secretary-Treasurer of Security Mailing Inc. since 1996. President of Globel Enterprises Inc. from 1992 to December, 1999. President of Innovative Communications Ltd. since June, 1999, and Secretary of Gateway Data Solutions Inc. from March, 1999 to December, 1999.	2,681,684(3)
R. David Webster (1) Calgary, AB February, 1998	Manager of Corrosion and Integrity Services for Colt engineering Corporation since January, 2000. Senior Vice-President of Corrpro Canada, Inc., a wholly-owned subsidiary of Corrpro Companies, Inc. (a publicly traded engineering company on the NYSE), from 1993 to December, 1999.	5,995,157(4)
Daryl H. Gilbert(1) Calgary, AB February, 1998	Currently President and CEO of Bondi Energy Limited since 1985. President and CEO of Gilbert Lautsen Jung Associates Ltd., a private oil & gas reservoir engineering company from 1979 to 2005. Director of Applied Terravision Systems Ltd., (a publicly traded software company on CDNX) from 1997 to 2001. Currently Director of Kereco Energy Limited, AltaGas Income Trust, Acclaim Energy Trust and Chamaelo Exploration Ltd.	14,274,693(5)
Michael E. Goffin(1) Toronto, ON November, 2005	Currently Senior Vice-President, Investments of Quorum Funding Corporation since 1997. Director of True North Corporation (a publicly traded company on TSX.V) since June, 2005.	Nil

Notes:

(1) Members of the Audit Committee.

(2) Does not include Common Shares obtainable upon the exercise of options.

(3) Includes 1,872,873 Common Shares held by Crystal Capital Inc., a private company controlled by Mr. Richardson. Also includes 23,310 Common Shares beneficially held by Mr. Richardson as a 33.3% owner of CDR Centre Ltd.

(4) Includes 5,976,857 Common Shares held by Allishar Holdings ltd., a private company controlled by Mr. Webster.

(5) Includes 9,622,222 Common Shares held by Bondi Energy Limited, a private company controlled by Mr. Gilbert.

APPOINTMENT OF AUDITORS

The management of the Corporation proposes to nominate the Corporation's existing auditors, Grant Thornton, Chartered Accountants, as auditor for the Corporation until the next annual general meeting of shareholders at a remuneration to be fixed by the directors. Grant Thornton, Chartered Accountants have been the auditors for the Corporation since their appointment effective June 16, 2003.

STOCK OPTION PLAN

As required by TSX Venture Exchange rules, management is requesting that shareholders provide their approval of the Corporation's stock option plan (the Plan). A copy of the Plan is attached to this Information Circular as **Schedule A**. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading.

The number of common shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of shares reserved for issuance under the Plan may not exceed 10 percent of the issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance in any 12 month period to any one person shall not exceed 5 percent, or to any one consultant or any one employee conducting investor relations activities shall not exceed 2 percent, of the issued and outstanding shares.

The Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions set out in this management information circular, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The shareholders will be asked to consider and approve the following resolution:

> IT IS RESOLVED THAT, subject to any necessary regulatory approval, the Stock Option Plan in the form set out in **Schedule "A"** to the Information Circular of the Corporation in connection with the 2005 annual and special shareholder meeting be adopted and the same is approved.

OTHER BUSINESS

The management of the Corporation is not aware of any matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting it is the intention of the individuals named in the form of proxy to vote the same in accordance with their best judgment in such matters.

APPROVAL AND CERTIFICATION

The contents of this Information Circular, Proxy Statement, and the sending thereof have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true, and plain disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED the 21st day of November, 2005.

Signed *"James R. Richardson"*
James R. Richardson
President and Chief Executive Officer

SCHEDULE A

GLOBEL DIRECT, INC.

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist GLOBEL DIRECT, INC. (the "Corporation") in attracting, retaining and motivating directors, officers, key employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, key employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed for trading and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of common shares equal to 10% of the issued and outstanding common shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issuance in accordance with the Plan provided that in no event shall options be granted in any 12 month period entitling:

(i) any one individual to purchase in excess of 5%;

(ii) any one consultant to purchase in excess of 2%; and

(iii) any one employee conducting investor relations activities to purchase in excess of 2%;

of the then outstanding shares in the Corporation. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a Director, Employee, Consultant or Management Company Employee (as such terms are defined in the TSX Venture Exchange Policy 4.4) of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant under the Plan, or, except in relation to Consultant Companies (as such term is defined in the TSX Venture Exchange Policy 4.4), may be granted to a corporation 100% beneficially owned by any of the above referenced persons, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised (a "Participant"). Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors. For all options granted under the Plan, the Corporation shall represent that the Participant, if not a Director, is either a bona fide Employee, Consultant or Management Company Employee, as the case may be

(as such designations or terms are defined in the TSX Venture Exchange Policy 4.4).

6. Terms and Conditions

(a) Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the common shares of the Corporation on the TSX Venture Exchange, or such other exchange on which the common shares are listed at the time of the grant of the option, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other exchange on which the common shares are listed, or such other price as may be agreed to by the Corporation and approved by the TSX Venture Exchange or such other exchange on which the common shares are listed. In the event the Participant is an "Insider" of the Corporation (as such term is defined in the TSX Venture Exchange Policy 1.1), any reduction in the exercise price of any previously Optioned Share shall require disinterest shareholder approval as set out and described in the TSX Venture Exchange Policy 4.4.

(b) Option Agreement

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two directors or officers of the Corporation.

(c) Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) Non-Assignability of Options

Except as otherwise provided below, an option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant, other than by will or other testamentary instrument or the laws of succession, and may be exercisable during the lifetime of the Participant only by the Participant. Subject to the prior approval of the board of directors and each stock exchange on which the common shares of the Corporation are listed for trading, an Option Agreement may be assigned by the Participant or the Participant's legal personal representative to a corporation controlled by the Participant and 100% beneficially owned by the Participant and his spouse or children, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised.

(e) Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the common shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) Rights of Participants

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) Third Party Offer

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfilment of any conditions or restrictions on such exercise.

(i) Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into common shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfilment of any conditions or restrictions on such

exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) Termination

Subject to paragraph 6(k), if a Participant is dismissed as an officer or key employee by the Corporation or by one of its subsidiaries for cause, or if the Corporation or one of its subsidiaries cancels or rescind for breach of contract the agreement pursuant to which the Participant was to provide consulting or related services, all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) Disability or Retirement

Notwithstanding paragraph 6(j), if a Participant ceases to be a director, officer, key employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period (the "Expiry Period") not exceeding 90 days from the date of ceasing to be a director, an officer, key employee or consultant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, an officer, key employee or consultant. Upon the expiration of such 90 days period (or such shorter period as provided for in the Option Agreement), unless already expired pursuant to the terms of the Option Agreement, all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan. In the event the Participant is engaged is engaged in "Investor Relations Activities" (as such term is defined in the TSX Venture Exchange Policy 1.1), the Expiry Period shall not exceed 30 days.

(l) Deceased Participant

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period as set out in the Option Agreement and not exceeding one year from the date of death of the deceased Participant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period as provided for in the Option Agreement all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

8. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any common shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan

and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

9. Compliance with Laws

The obligations of the Corporation to sell common shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

SCHEDULE B

GLOBEL DIRECT, INC.

CHARTER OF THE AUDIT COMMITTEE

MANDATE OF THE COMMITTEE

The mandate of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Globel Direct, inc. (the "Company") is to oversee that ("Management") has applied due diligence in creating and maintaining an effective risk management and control framework. This framework should provide reasonable assurance that the financial, operational and regulatory objectives of the Company are achieved and that the statutory responsibilities of the Board are discharged. The Committee fulfils its role on behalf of the Board, by overseeing:

1. the integrity of the Company's financial statements, financial information and accounting, financial reporting (including MD&A, as hereinafter defined) and auditing processes;

2. the external auditor's qualifications, independence and performance;

3. the Company's compliance with legal and regulatory requirements; and

4. risk management, management information systems, government legislation and external business of the Company.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to determine that the Company's financial statements are complete, accurate and in accordance with generally accepted principles, or to certify the Company's financial statements. Management is responsible for preparing the Company's financial statements and the Company's external auditor is responsible for auditing the annual financial statements. The Committee shall, however, assist the Board in overseeing Management and ensure the external auditor fulfils their responsibilities in the Company's financial reporting process.

It is not the duty of the Committee to conduct investigations to assure the Company's compliance with laws, regulations or the Company's Code of Business Conduct and Ethics.

The Committee has the authority to obtain independent legal counsel and outside accounting and other advisors as deemed appropriate to perform its duties and responsibilities. The Company shall provide appropriate funding to compensate the external auditor and any advisors that the Committee chooses to engage. The Committee is authorized to communicate directly with the external auditor to discuss and review specific issues as necessary.

The Committee will primarily fulfil its responsibilities by carrying out the activities enumerated in the following sections of this Charter. The Committee will report regularly to the Board regarding the execution of its duties and responsibilities.

In fulfilling its mandate, the Committee shall:

Internal and Disclosure Controls

1. review the effectiveness and integrity of the Company's system of disclosure controls and system of internal controls regarding finance, accounting, compliance and ethics, that Management and the Board have established;

2. where the Committee considers it necessary and appropriate, set up and review an internal audit process and review any appointment or dismissal of senior internal audit personnel appointed in connection therewith;

3. review the evaluation of internal controls by the external auditor with Management and the Company's subsequent follow-up to any identified weaknesses;

4. review, in conjunction with the Corporate Governance Committee of the Board, the appointment of the Chief Financial Officer;

5. determine the appropriate resolution of conflicts of interest in respect of audit, finance and risk matters, properly directed to the Committee;

6. review with Management and the external auditor:

   (a) in conjunction with the report of the external auditor, the Company's annual audited financial statements, including related footnotes and management's discussion and analysis of financial conditions and results of operations ("MD&A"), and quarterly financial statements,

   (b) the significant accounting judgements and reporting principles, practices and procedures applied by the Company in preparing its financial statements including any newly adopted accounting policies,

   (c) significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit,

   (d) the co-operation received by the external auditor during the audit, including access to all requested records, data and information,

   (e) any correspondence with regulatory or governmental authorities which raises material issues regarding the Company's financial statements or accounting policies, and

   (f) any other matters not described above that are required to be communicated to the external auditors to the Committee pursuant to applicable law and regulation;

7. obtain an explanation from Management of all significant variances between comparative reporting periods. The committee shall review all financial statements prior to their presentation to the Board for approval;

8. review and recommend for approval by the Board, all documents to be publicly disclosed, prior to their release, which contain audited or unaudited financial information. Such documents include any prospectuses, interim unaudited financial statements, year end audited financial statements, the annual report, the annual proxy circular, the annual information form, all press releases and disclosures made under MD&A;

9. review with Management the procedures that exist for the review of financial information

extracted or derived from financial statements which is publicly disclosed by the Company other than in the documents listed in section 8 above and periodically, at least annually , assess the adequacy of those procedures, as required by Multilateral Instrument 52-110, section 2.3;

10. review with Management and the external auditor all off-balance sheet financing mechanisms being used by the Company, their risks and the clear disclosure of those risks and all other material financial risks to the Company's business;

11. discuss with the Company's legal counsel, at least annually, legal and regulatory matters that may have a material impact on the financial statements;

12. review with the Chief Financial Officer and the Chief Executive Officer of the Company; their respective disclosures made to the Committee during the certification process as required by Multilateral Instrument 52-109, including:

    (a) any significant deficiencies or material weaknesses in the design or operation of internal controls,

    (b) any fraud involving management or other employees who have a significant role in the Company's internal controls,

    (c) any other obligations arising from certification, and

    (d) any significant changes in the internal controls;

13. review with Management and the external auditor the Company's Code of Business Conduct and Ethics, and report to the Corporate Governance Committee in respect thereof;

14. establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by the Company regarding the Company's accounting, internal accounting controls or auditing matters, and
    (b) the confidential and anonymous submission by Company employees of concerns regarding questionable or auditing matters, and review all matters relating thereto; and

15. review with Management the details of all transactions between the Company and parties related to the Company.

Oversight of the External Auditor

1. recommend to the Board and to the shareholders the nomination of the external auditor, who shall be a "Registered Public Accounting Firm" within the meaning of applicable securities legislation, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attestation services for the Company;

2. review the qualifications and independence of the external auditor during the year;

3. maintain a clear understanding with the external auditor that it is to have an open and transparent relationship with the Committee and that is to report directly to the Committee;

4. provide a scheduled opportunity to meet with the external auditor for full, frank and timely discussions of all material issues, without Management present;

5. discuss with the external auditor the scope and timing of the audit work with particular reference to high risk areas or areas of Board concern;

6. inquire as to whether the audit partner receives compensation based on the audit partner procuring engagements to provide services other than audit, review or attest services to the Company;

7. review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of external auditor;

8. review all issues and documentation related to a change of external auditor, including information to be included in the Change of Auditor Notice and documentation called for under applicable national instruments, and the planned steps for an orderly transition period;

9. appropriately supervise and evaluate the performance of the external auditor and lead audit partner, and report conclusions to the Board;

10. review and approve the Company's hiring policies regarding partners, employees, former partners and former employees of the current and previous external auditors of the Company;

11. oversee the rotation of audit partners as required by applicable regulation and, in order to ensure continuing auditor independence, consider annually whether it is appropriate to adopt a policy of rotating the Company's external auditing firm on a regular basis;

12. pre-approve the nature of, and fees for, all audit, review, attestation and significant non-audit services provided by the external auditor, prior to engagement, and disclose such pre-approvals in accordance with applicable securities law;

13. consider the effect of significant non-audit engagements on the independence of the external auditor; and

14. provide to the external auditor any information and explanations, and access to records, documents, books, accounts and vouchers of the Company that are, in the opinion of the external auditor, necessary to make the examinations and reports required under legislation or regulation.

Oversight of Financial Reporting and Accounting Policies

1. review with Management and the external auditor significant financial reporting issues arising during the fiscal period and the methods of resolution;

2. prior to the issuance of the external auditor's report on the Company's financial statements, discuss the following with the external auditor:

   (a) all critical accounting policies and practices applied in the financial statements,

   (b) all alternative accounting and disclosure treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of

the use of such alternate treatments and disclosures, and the treatment preferred by the external auditor, and

(c) other material written communications between the external auditor and Management, such as the post audit or management letter and schedule of unadjusted differences;

3. inquire of the external auditor as to the quality of the Company's accounting estimates, discussing significant judgments made in connection with the preparation of the financial statements;

4. review with Management any proposed changes in major accounting policies, the impact and clear disclosure of significant risks and uncertainties and key estimates and judgments of Management that may be material to financial reporting;

5. prepare such reports and letters or disclosure documents as are required to be prepared by the Committee under applicable securities legislation; and

6. review any notice received by the Committee with respect to an error or misstatement of which a director or officer becomes aware.

Additional Duties and Responsibilities

1. review the appointments of the Chief Financial Officer and any other key financial executives who are involved in the financial reporting process;

2. review derivative and hedging policies of the Company and make recommendations to the Board in respect of contracts, hedging agreements and other similar financial transactions;

3. review risk assessment and risk management policies. Such review should include the Company's major financial and accounting risk exposures, the steps management has undertaken to control them, and the clear disclosure of such material risks as part of the Company's continuous disclosure requirements; and

4. review the amount and terms of any insurance to be obtained or maintained by the Company, including insurance with respect to potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

General

1. The Committee shall review and assess annually the adequacy of this Charter and may recommend any proposed changes to the Board for approval.

2. To fulfil its responsibilities and duties the Committee may:
   (a) Inspect any and all of the books, records and financial affairs of the Company, it's subsidiaries and affiliates; and

   (b) Meet with any executive or employee of the Company with or without Management to review such accounts, records and other matters as any member of the Committee considers necessary and appropriate.

3. The Committee shall receive reports as required from the Board regarding human resources,

compensation, environmental, health and safety, operations and discuss with them issues of relevance;

4. The Committee shall review when deemed necessary by the Committee any of the financial affairs of the Company, its subsidiaries or affiliates and make recommendations to the Board, to the external auditor, or to Management, as appropriate;

5. The Committee shall report regularly to the Board through the Chair of the Committee or through such other person appointed by the Committee the conclusions reached and issues considered by the Committee;

6. The Committee shall perform any other activities consistent with this Charter as the Committee deems necessary or appropriate in order to carry out its mandate.

Composition of the Committee

1. The Committee shall be comprised of at least three directors.

2. At least one member of the Committee shall be independent, as defined under Multilateral Instrument 52-110.

3. At least one member of the Committee shall be financially literate, as defined under Multilateral Instrument 52-110.

4. At least half of the members of the Committee must be resident Canadians, as that term is defined in the Business Corporations Act (Alberta).

5. The Board shall appoint the members of the Committee at the first meeting of the Board following each Annual Meeting ("AGM") of the shareholders of the Company.

6. The Board shall appoint one member of the Committee to be the Chair of the Committee.

7. A director appointed by the Board to the Committee shall be a member of the Committee until the next AGM or until his or her earlier resignation or removal by the Board. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

8. The Board may remove or replace any member of the Committee at any time.

Meetings of the Committee

1. The Committee shall convene at such times and places designated by the Chair of the Committee, as determined necessary by the Board, a member of the Committee, the external auditor, or a senior officer of the Company.

2. Notice of each meeting of the Committee shall be given to each member and to the external auditor who shall be entitled to attend each meeting of the Committee.

3. Notice of a meeting of the Committee shall:

   (a) Be in writing (which may be communicated by electronic facsimile or other communication

facility);

(b) State the nature of business to be transacted at the meeting in reasonable detail;

(c) To the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d) Be given reasonable notice prior to the time stipulated for the meeting.

4. A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee.

5. A member of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at that meeting.

6. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting.

7. Management of the Company may attend meetings of the Committee as deemed appropriate by the Committee and shall attend meetings of the Committee when requested to do so by the Committee.

8. Minutes shall be kept of all meetings of the Committee and shall be signed by the Chairman of the meeting. The minutes shall be maintained with the Company's records, shall include copies of all resolutions passed at each meeting and shall be available for review by members of the Committee, the Board, management and external auditor.

GLOBEL DIRECT, INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON DECEMBER 15, 2005

PROXY SOLICITED BY MANAGEMENT OF GLOBEL DIRECT, INC.

The undersigned shareholder of Globel Direct, Inc. (the "Corporation") constitutes and appoints:

JAMES R. RICHARDSON, President, Chief Executive Officer and Director of the Corporation,

or failing him

LESLIE R. BYLE, Secretary-Treasurer and Chief Financial Officer of the Corporation,

or instead of either of the above:

______________________________ of ______________________________

as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 15th day of December, 2005 and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. Vote ☐ Withhold from voting ☐

to elect the persons proposed to be nominated by management as directors of the Corporation for the ensuing year.

2. Vote ☐ Withhold from voting ☐

in respect of the appointment of Grant Thornton, LLP as auditor until the next annual general meeting of shareholders and authorizing of the directors to fix the auditor's remuneration.

3. For ☐ Against ☐

the approval of the Stock Option Plan for the Corporation, as more particularly described in the Information Circular issued in connection with the meeting.

4. On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

If directed to vote on behalf of the undersigned, the management nominees named above shall vote the shares represented by this proxy in favour of the election of the directors and the appointment of the auditors, all as indicated in the Information Circular. Furthermore, in the absence of any direction to

vote "for" or "against", the shares will be voted by management appointees in favour of approving the Corporation's stock option plan as more specifically described in the accompanying Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by such corporation, and must be received at the offices of CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, by 4:00 p.m. (Calgary time) on the business day preceding the day of the meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ___ day of ________, 2005.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

R:\58000 - 58999\58411\PROXY.doc

82-5084

GLOBEL
D I R E C T

November 22, 2005

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Globel Direct, inc.

Annual and Special Shareholders Meeting to be held December 15, 2005.

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular including Audited Financial Statements for the years ended May 31, 2005 and 2004.
2. Instrument of Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

82-5084

FORM 51-102F3
MATERIAL CHANGE REPORT

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 *Definitions*. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Globel Direct, inc. ("Globel" or the "Company")
1324 – 36th Avenue N.E.
Calgary, Alberta T2E 8S1

Item 2 Date of Material Change

November 10, 2005

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

November 10, 2005. The press release was disseminated through the services of CCN Matthews.

Item 4 Summary of Material Change

Globel has completed a financial restructuring plan which includes a private placement of convertible secured debentures of up to $1.8 million and the conversion of over $3.9 million of debt into common and preferred shares of the Company. Escrow conditions to the November 10, 2005 closing were released on November 22, 2005.

Item 5 Full Description of Material Change

Globel announced that it completed a financial restructuring plan which includes a private placement of convertible secured debentures of up to $1.8 million and the conversion of over $3.9 million of debt into common and preferred shares of the Company.

"This is a significant step forward for Globel, our shareholders and our customers," said J.R. Richardson, President and CEO of Globel. "As an active service company in a very busy sector, we have time and time again demonstrated our unique ability to successfully compete with the large, incumbent providers in the business transaction market. This financing provides Globel with a much improved balance sheet and a solid foundation for future growth and success".

The Private Placement

The Company has issued a convertible secured debenture of $1,500,000 to Quorum Secured Equity Trust, managed by the Quorum Group of Companies, an arm's length third party, convertible in whole or in part into 25 million common shares of Globel at a base price of $0.06 per common share and, on a best efforts basis, may issue additional convertible secured debentures of up to $300,000 on the same terms and conditions as the debenture issued to Quorum Secured Equity Trust.

The Quorum Debenture matures on December 15, 2009, and the outstanding balance bears interest at the rate 8.5% per annum, payable quarterly. On closing, the Company prepaid the interest accruing during the first 8 months of the term.

Net proceeds of the Private Placement will be used to expand Globel's product offerings in Canada through internal development and through strategic relationships, and for general working capital purposes.

The Debenture is convertible in whole or in part during the term into common shares at the price of $.06 per common share for the first two years, such conversion price increasing by 10% per year thereafter until maturity, for a maximum of 25 million common shares. The Debentures distributed in the private placement, and the common shares issuable on

conversion of the Debentures, will be subject to a 4 month hold period under applicable securities laws.

In connection with the issuance of the Debenture to Quorum Secured Equity Trust, Michael Goffin, SVP of Investments of the Quorum Group, has been invited to join the Board of Directors of Globel. Mr. Richardson stated: "Quorum's involvement will allow us to rapidly implement our strategic growth plans. We are pleased to be involved with Quorum and to have Michael join our Board of Directors. They are a substantial investor in companies of our size, and have done their homework on our sector and we look forward to working with them to the benefit of all shareholders to restore the Company back to its prosperity path."

Conversion of Debt for Common Shares

Certain existing debt of Globel has been converted into common shares and preferred shares of Globel. In particular:

(a) principal indebtedness of $2,700,000 under an existing convertible debenture previously issued by Globel to Roynat Capital Inc. has been satisfied by the issuance of: (i) 8,750,000 common shares at a price of $0.08 per common share; (ii) 5,555,555 common shares at a price of $0.09 per common share; and iii) 1.5 million of preferred shares retractable at certain enterprise values; and

(b) shareholder loans of $1,233,828 have been converted to 13,709,200 common shares at the rate of $0.09 per common.

All shares acquired as a result of the conversion of debt are subject to a 12 month escrow period.

"I am pleased to see so many of our stakeholders join together to invest, and re-invest, in the company's future", says Richardson. "It is without question an important milestone in ensuring Globel's future success and the re-structured balance sheet provides a sound base for future growth. The demand for our goods and services is rapidly increasing in the Canadian business market, and we believe Globel is firmly positioned to capitalize on its competitive strengths,"

These transactions are subject to receipt of final listing acceptance from the TSX-V.

About Globel Direct:

Globel Direct, inc. is a leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a multi-site delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.Globel.com.

About Quorum

THE QUORUM GROUP OF COMPANIES - The Quorum Group of Companies was founded in 1987 under the leadership of Wanda Dorosz, the current CEO and Managing Partner. It operates from its headquarters in Toronto with subsidiary offices in Bermuda and London, UK. Since 1987, Quorum has successfully invested over $350 million on behalf of institutions and high net worth individuals in growth capital" It recently closed the Quorum Secured Equity Trust in December 2004, Canada's first dedicated pool for undervalued publicly-traded Canadian companies.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

N/A

INSTRUCTION

Refer to subsections 7.1 (4),(5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

N/A

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Leslie Byle
Chief Financial Officer

Phone: (403) 531-6550

Item 9 Date of Report

November 22, 2005

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82-5084

Insider transaction detail - View details for issuer

2005-12-08 12:14 ET

Transactions sorted by : **Insider**
Issuer name : **globel direct (Starts with)**
Filing date range : **October 27, 2005 - December 7, 2005**

Issuer name: Globel Direct, inc

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Bank of Nova Scotia, The													
Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer													
Security designation: Common Shares													
588706	2005-11-22	2005-11-22	Indirect Ownership : RoyNat Capital Inc.	00 - Opening Balance-Initial SEDI Report			14,305,555						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Preferred Shares Series B Second Pref													
588709	2005-11-22	2005-11-22	Indirect Ownership : RoyNat Capital Inc.	00 - Opening Balance-Initial SEDI Report			750,000						
Security designation: Preferred Shares Series C Second Pref.													
588712	2005-11-22	2005-11-22	Indirect Ownership : RoyNat Capital Inc.	00 - Opening Balance-Initial SEDI Report			750,000						